May 12, 2006





Nancy Vann
Vice President and Assistant Counsel
OppenheimerFunds, Inc.
2 World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

      Re:	Oppenheimer Institutional Money Market Fund
		File Numbers 333-133173; 811-21888

Dear Ms. Vann:

      We have reviewed the registration statement on Form N-1A for the Oppenheimer Institutional Money Market Fund ("Fund") filed with the Commission on April 10, 2006. Based upon Securities Act Release
No. 6510 and the representations contained in the cover letter which accompanied the filing, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

The Fund`s Principal Investment Policies and Risks

	Please disclose that the Fund will only invest in dollar-denominated securities. Also, please confirm to the staff that the
Fund will not invest in inverse floaters.

Fees and Expenses

		Please remove the paragraph discussing other expenses from between the fee table and Example and insert it immediately after the
Example.

	Example

		Please delete the word "estimated" from the second sentence of the paragraph immediately preceding the table.



At What Price Are Shares Sold?

	Please disclose how an investor may know whether an agent has been appointed by the Distributor to receive a purchase order.

      Please define the term "in good order" when it is first used in this section.

      Please include the applicable time zone in all references to deadlines.

      The paragraph titled "Buying through a Dealer" is unclear in that it does not explain the "alternative arrangements with the Distributor." Also, to the extent the paragraph suggests that orders placed with a dealer prior to 5:00 pm may not receive that day`s offering price, it appears to be contrary to Rule 22c-1 under the Investment Company Act of 1940 ("1940 Act"). Please clarify.

How to Sell Shares

	Why must redemption orders be received only by the Transfer Agent, rather than the Fund or its other agents, e.g., brokers or
financial institutions?   Also, please delete the words "and is
accepted" from the second sentence of the first paragraph of this section.

How Do You Sell Shares by Mail?

	Please disclose when mail redemptions are effected.

Can You Sell Shares Through Your Dealer?

	Please clarify what is meant by the assertion that brokers or dealers may charge shareholders for selling shares. Is this an additional sales load? How does this arrangement comply with the requirements of Rules 22c-1 and 22d-1 under the 1940 Act?

How Can You Buy Class P Shares?

      In the event the Distributor incurs costs greater than the 0.25% of the average annual net assets of Class P shares of the Fund, may the Fund carry forward the unreimbursed expenses and make payment to the Distributor in future years? If so, please disclose here.

Back Cover

	Please set forth the 1940 Act file number for the Fund.



Statement of Additional Information

Investment Restrictions

      Please include in the Fund`s diversification policy the provision that the Fund can not invest in more than 10 percent of the outstanding voting securities of an issuer.

      Please exclude from the exception to the Fund`s concentration policy foreign branches of U. S. banks, unless it can be demonstrated that the banks are regulated in a manner similar to domestic banks.

      Please disclose that the Fund may not concentrate in any one industry or group of industries.

      Please disclose the percentage limitations on the Fund`s ability to borrow, make loans, and invest in real estate and physical commodities.

Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.



						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel

Ms. Nancy Vann, Esq.
OppenheimerFunds, Inc.
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